UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

51job, Inc.

(Name of Issuer)

Common Shares, par value U.S. $0.0001 per share,

including American Depositary Shares representing Common Shares

(Title of Class of Securities)

316827104

(CUSIP Number)

Recruit Holdings Co., Ltd.

GranTokyo SOUTH TOWER

1-9-2 Marunouchi, Chiyoda-ku

Tokyo 100-6640 Japan

Telephone: 81-90-1773-9626

Facsimile: 81-3-5218-1366

Attention: Lowell Brickman

With a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone: (212) 558-4000

Facsimile: (212) 558-3588

Attention: Brian E. Hamilton

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 316827104

1.	Names of Reporting Persons. Recruit Holdings Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,443,981 common shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,443,981 common shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,443,981 common shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 34.8% (1)
14.	Type of Reporting Person CO

(1)	Based upon 67,437,209 shares outstanding as of September 30, 2021, according to the Company’s report on Form 6-K furnished with the Securities and Exchange Commission on December 16, 2021.

This Amendment No. 11 (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on April 21, 2006, as amended. Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used herein and not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On January 12, 2022, Merger Sub submitted a proposal letter (the “Proposal Letter”) to the Board of Directors of the Company and the Special Committee of the Board of Directors in connection with the Merger. In the Proposal Letter, Merger Sub proposed to reduce the agreed price per share in the Merger from US$79.05 to US$57.25 (the “Proposed Revised Transaction”) and amend the Merger Agreement and certain other transaction documents to reflect the terms of the Proposed Revised Transaction.

No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Proposed Revised Transaction will be entered into or consummated. The Proposal Letter provides that a binding obligation with respect to the Proposed Revised Transaction will result only from the execution of definitive agreements, and then only on terms and conditions provided in such agreements.

The information in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Proposal Letter, a copy of which is attached hereto as Exhibit 99.9, and which is incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer

Sub-items (a), (b) and (c) of Item 5 are hereby amended and restated as follows:

(a)

As of January 12, 2022, the Reporting Person owns an aggregate of 23,443,981 common shares of the Company (including 118,750 common shares represented by ADSs), which represents approximately 34.8% of the total common shares of the Company issued and outstanding as of September 30, 2021, according to the Company’s report on Form 6-K filed with the Securities and Exchange Commission on December 16, 2021.

(b)	The Reporting Person possesses sole power to vote and to dispose of 23,443,981 common shares of the Company.

(c)	None.

The Reporting Person may be deemed to have formed a “group” with Rick Yan, RY Holdings Inc., a British Virgin Islands company wholly owned by Mr. Yan, RY Elevate Inc., a British Virgin Islands company wholly owned by RY Holdings Inc., Kathleen Chien, and LLW Holding Ltd. (collectively with the Reporting Person, the “Continuing Shareholders”) pursuant to Section 13(d) of the Exchange Act as a result of their actions in respect of the Merger. However, the Reporting Person expressly disclaims beneficial ownership for all purposes of the common shares and ADSs beneficially owned (or deemed to be beneficially owned) by the Continuing Shareholders. The Reporting Person is only responsible for the information contained in the Schedule 13D and this Amendment and assumes no responsibility for information contained in any other Schedule 13D (or any amendment thereto) filed by any Continuing Shareholder (other than the Reporting Person) or any of its affiliates.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 and Exhibit 99.9 to this Schedule 13D are hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

No.	Exhibit

99.1	Stock Purchase Agreement, dated April 5, 2006, by and among the Reporting Person and Sellers (previously filed)

99.2	Assignment Agreement, dated April 18, 2006, among the Reporting Person and Sellers (previously filed)

99.3	Stock Purchase Agreement, dated March 13, 2012, by and between the Reporting Person and Mr. Honda (previously filed)

99.4	Lock-Up Letter Agreement, dated April 3, 2014, by and between the Reporting Person, Mr. Watanabe and the other directors and executive officers of the Company, on the one hand, and Credit Suisse and J. P. Morgan, on the other hand (previously filed)

99.5	Stock Purchase Agreement, dated July 28, 2017, by and between the Reporting Person and Mr. Watanabe (previously filed)

99.6	Support Agreement, dated June 21, 2021, by and between the Reporting Person, Merger Sub, Oriental Poppy Limited, Ocean Ascend Limited and RY Elevate Inc. (previously filed)

99.7	Interim Investors Agreement, dated June 21, 2021, by and between the Reporting Person, Merger Sub, Mr. Rick Yan, RY Holdings Inc., RY Elevate Inc., Oriental Poppy Limited, Ocean Ascend Limited and 51 Elevate Limited. (previously filed)

99.8	Limited Guarantee, dated June 21, 2021, by the Reporting Person (previously filed)

99.9	Proposal Letter, dated January 12, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2022

Recruit Holdings Co., Ltd.

By:	/s/ Hisayuki Idekoba
Name:	Hisayuki Idekoba
Title:	Representative Director, CEO